UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

CARBO Ceramics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140781105

(CUSIP Number)

Morgan D. Neff

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

(817) 850-3600

Matt Wilks

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

817-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Dan H. Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,143
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 23,498,241 shares of Common Stock of the Issuer issued and outstanding as of July 22, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 filed with the SEC on July 28, 2016.

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Staci Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,143
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 23,498,241 shares of Common Stock of the Issuer issued and outstanding as of July 22, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 filed with the SEC on July 28, 2016.

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Wilks Brothers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,305,676 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,305,676 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,305,676 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 23,498,241 shares of Common Stock of the Issuer issued and outstanding as of July 22, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 filed with the SEC on July 28, 2016.

Item 1.	Security and Issuer

(a)	Name of Issuer: CARBO Ceramics, Inc.

(b)	Title of Class of Securities: Common Stock, par value $0.01 per share.

(c)	Address of Issuer’s Principal Executive Offices:

575 North Dairy Ashford, Suite 300

Houston, TX 77079

Item 2.	Identity and Background

(a)	Name of Persons Filing:

This Schedule 13D is being jointly filed by Dan H. Wilks, Staci Wilks, and Wilks Brothers, LLC.

(b)	Address of Principal Business Office or, if None, Resident:

Dan H. Wilks

17010 Interstate 20

Cisco, TX 76437

Staci Wilks

17010 Interstate 20

Cisco, TX 76437

Wilks Brothers, LLC

17010 Interstate 20

Cisco, TX 76437

(c)	Occupation or Employment:

Dan H. Wilks’ present principal occupation or employment is self-employed investor.

Staci Wilks’ present principal occupation or employment is self-employed investor.

The principal business of Wilks Brothers, LLC is investing in securities. Wilks Brothers, LLC is a manager-managed limited liability company, managed by Dan H. Wilks and Farris Wilks. The address of Farris Wilks is 17010 Interstate 20, Cisco, TX 76437. Farris Wilks is a self-employed investor.

(d)	During the last five (5) years none of the Reporting Persons nor any general partner or manager of any of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the last five (5) years none of the Reporting Persons nor any general partner or manager of any of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

Dan H. Wilks is a citizen of the United States of America.

Staci Wilks is a citizen of the United States of America.

Farris Wilks is a citizen of the United States of America.

Wilks Brothers, LLC is a limited liability company organized in the State of Texas.

Item 3.	Source and Amount of Funds or Other Considerations

As of the date hereof, the Reporting Persons have acquired in the aggregate 2,305,819 shares of Common Stock (the “Shares”) for an aggregate purchase price of $ 71,829,735.26 including brokerage commissions. All acquisitions of the Shares were made through purchases on the open market. The funds used by the Reporting Persons to acquire the subject shares consisted entirely of personal capital and working capital of the Reporting Persons. The Shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 4.	Purpose of Transaction

The Reporting Person originally acquired the shares of Common Stock in the ordinary course of business for investment purposes because it believed that the shares, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Person typically does not file Schedule 13D reports because, even when it acquires a significant stake in companies, it typically does not seek to change or influence the control of the companies in which it invests. In the case of the Company, however, the Reporting Person believes that due to ongoing relative and absolute underperformance of the Company’s stock price, the Reporting Person may need to take a more active role in order to preserve and maximize the value of its investment and, in turn, maintain and increase value for the benefit of all shareholders. As a result, the Reporting Person has engaged, and expects to continue to engage, in discussions with management, the board of directors, other stakeholders of the Company and other relevant parties concerning the business, operations, management, strategy and future plans of the Company.

Except as described herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Company’s board of directors, price levels and trading activity of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Company as it deems appropriate for investment purposes and/or to change or influence the control of the Company, including, without limitation, (i) acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Company in the open market or otherwise; (ii) disposing of any or all of its Securities in the open market or otherwise; (iii) engaging in short selling of or any hedging or similar transactions with respect to the Securities; and/or (iv) otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,305,819 shares of Common Stock, representing approximately 9.7% of the Issuer’s issued and outstanding shares of Common Stock, based on 23,498,241 shares of Common Stock of the Issuer issued and outstanding as of July 22, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 filed with the SEC on July 28, 2016.

Dan Wilks and Staci Wilks each beneficially own 1,000,143 shares of Common Stock, representing 4.3% of the Issuer’s issued and outstanding Common Stock. Wilks Brothers, LLC beneficially owns 1,305,676 shares of Common Stock, representing 5.6% of the Issuer’s issued and outstanding Common Stock. Dan Wilks and Farris Wilks may be deemed to indirectly beneficially own the 1,305,676 shares of Common Stock directly beneficially owned by Wilks Brothers, LLC. Dan Wilks and Staci Wilks are husband and wife, and may be deemed to beneficially own the shares of Common Stock beneficially owned by the other person. Dan Wilks and Farris Wilks are brothers, and may and may be deemed to beneficially own the shares of Common Stock beneficially owned by the other person.

The Reporting Persons previously filed a Schedule 13G with the SEC on January 14, 2016 (as amended on January 21, 2016, January 25, 2016 and March 23, 2016) with respect to the Shares covered by this Schedule 13D. The reporting persons named in such Schedule 13G included, in addition to the Reporting Persons named herein, Kwell Holdings, LP, a Texas limited partnership and an affiliate of certain of the Reporting Persons. On September 30, 2016, Kwell Holdings, LP sold the 890 shares of Common Stock beneficially owned by it. As such, Kwell Holdings, LP no longer beneficially owns any shares of the Common Stock.

(b) Dan Wilks and Staci Wilks each have shared power to vote and power to dispose of 1,000,143 shares of Common Stock. Wilks Brothers, LLC has sole power to vote and power to dispose of 1,305,676 shares of Common Stock. Dan Wilks and Farris Wilks may be deemed to indirectly have the power to direct the voting and the power to direct the disposition of the 1,305,676 shares of Common Stock directly beneficially owned by Wilks Brothers, LLC.

(c) No transactions were effected in the Common Stock within the past 60 days by the Reporting Persons or their general partners or managers.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 29, 2016, Wilks Brothers, LLC sold short 6500 over the counter market American-style put options referencing 650,000 shares. Premium received was $13.15 per contract, which have a strike price of $26.00 per share and expire on March 17, 2017.

Item 7.	Material to Be Filed as Exhibits

Joint Filing Agreement dated September 30, 2016

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*
Dan H. Wilks

*
Staci Wilks

WILKS BROTHERS, LLC

By:	/s/ Morgan D Neff
Name:	Morgan D Neff
Title:	Attorney-in-Fact

*By:	/s/ Morgan D Neff
Morgan D Neff, as Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Identification of Members of the Group

99.2	Joint Filing Agreement

99.3	Power of Attorney - Dan Wilks

99.4	Power of Attorney - Staci Wilks

99.5	Power of Attorney - Wilks Brothers, LLC